315 Sigma Drive
Summerville, South Carolina 29486

VIA EDGAR

November 27, 2018

Sisi Cheng/Lisa Vanjoske
Division of Corporation Finance
Office of Healthcare & Insurance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    Æterna Zentaris Inc.
Form 20-F for the Year Ended December 31, 2017
Filed March 28, 2018
Form 6-K for the Month of May 2018
Filed May 7, 2018
File No. 001-38064

Dear Ms. Cheng and Ms. Vanjoske:

We are writing in response to comments from the Staff of the Division of Corporation Finance, Office of Healthcare and Insurance (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in your November 7, 2018 letter (the “Comment Letter”) concerning Æterna Zentaris Inc.’s (“Company”) above-referenced filings (such filings, the “financial statements”).
The Comment Letter raises further questions regarding the Company’s October 9, 2018 response to the Staff’s September 13, 2018 letter (“October 9 Response”), which are set out in bullets within Question 1 of the Comment Letter.
Thank-you for your time on November 13, 2018 and on November 15, 2018 to discuss and clarify the areas where further focus needed to be provided by the Company in its response to the Comment Letter.
At this time we are requesting an extension to file our final response to the Comment Letter on December 3, 2018. If you have any questions, I can be contacted at (416) 254-2192 or by email at lauld@aezsinc.com.
Thank you for your attention to this matter.
Very truly yours,

/s/ Leslie Auld
Leslie Auld
Chief Financial Officer and SVP
Æterna Zentaris